                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of March 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X     Form 40-F
                -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: March 12, 2007                    By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

  UNCONSOLIDATED NET INCOME OF PS 80,005 MILLION FOR THE MONTH OF FEBRUARY 2007
          TOTALING PS 111,643 MILLION FOR THE FIRST TWO MONTHS OF 2007

MEDELLIN, COLOMBIA,  MARCH 12, 2007

BANCOLOMBIA reported unconsolidated net income of Ps 80,005 million during the past month of February.

During February, total net interest income, including investment securities amounted to Ps 129,109 million. Additionally, total net fees and income from services totaled in the month Ps 50,247 million.

Total assets amounted to Ps 26.61 trillion, total deposits totaled Ps 17.83 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.55 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.54% as of February 28, 2007, and the level of allowance for past due loans was 140.99%.

The sale of BANCOLOMBIA's participation in ALMACENAR generated a loss on sale of investments on equity securities. However, this loss was fully provisioned explaining the increase of provision recoveries during the month. As a result, such events had no effect on the net income for the month of February.

Dividend income amounted to Ps 55,358 for the month of February.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in January 2007 was as follows: 17.8% of total deposits, 19.9% of total net loans, 18.5% of total savings accounts, 20.9% of total checking accounts and 13.2% of total time deposits.

* This report corresponds to the unconsolidated financial statements of BANCOLOMBIA. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

CONTACTS

Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   Tel.: (574) 5108666   Tel.: (574) 5108866

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                                                                                                 GROWTH
BANCOLOMBIA S.A.                                                                               FEB07/JAN07
BALANCE SHEET                                                          AS OF                ----------------
(Ps Millions)                                             FEB-06      JAN-07      FEB-07        $        %
----------------                                        ----------  ----------  ----------  --------  ------
ASSETS
Cash and due from banks                                    979,611   1,379,329   1,373,879    -5,450   -0.40%
Overnight funds sold                                        34,756     225,111     254,997    29,886   13.28%
TOTAL CASH AND EQUIVALENTS                               1,014,367   1,604,440   1,628,876    24,436    1.52%
                                                        ----------  ----------  ----------  --------  ------
DEBT SECURITIES                                          6,919,420   4,545,663   4,536,137    -9,526   -0.21%
Trading                                                  4,467,495   2,175,646   2,134,951   -40,695   -1.87%
Available for Sale                                       1,338,212   1,237,926   1,277,563    39,637    3.20%
Held to Maturity                                         1,113,713   1,132,091   1,123,623    -8,468   -0.75%
EQUITY SECURITIES                                          884,161     894,940     871,446   -23,494   -2.63%
Trading                                                     12,323       2,490       2,500        10    0.40%
Available for Sale                                         871,838     892,450     868,946   -23,504   -2.63%
Market value allowance                                     -59,783     -44,458     -30,326    14,132  -31.79%
NET INVESTMENT SECURITIES                                7,743,798   5,396,145   5,377,257   -18,888   -0.35%
                                                        ----------  ----------  ----------  --------  ------
Commercial loans                                        10,025,386  13,302,274  13,508,509   206,235    1.55%
Consumer loans                                           2,082,815   2,702,960   2,761,331    58,371    2.16%
Small business loans                                       112,948     112,106     108,008    -4,098   -3.66%
Mortgage loans                                           1,488,424   1,491,166   1,599,278   108,112    7.25%
Allowance for loans and financial leases losses           -578,944    -620,701    -641,479   -20,778    3.35%
NET TOTAL LOANS AND FINANCIAL LEASES                    13,130,629  16,987,805  17,335,647   347,842    2.05%
                                                        ----------  ----------  ----------  --------  ------
Accrued interest receivable on loans                       165,125     191,017     194,235     3,218    1.68%
Allowance for accrued interest losses                       -7,889      -8,654      -8,518       136   -1.57%
NET TOTAL INTEREST ACCRUED                                 157,236     182,363     185,717     3,354    1.84%
                                                        ----------  ----------  ----------  --------  ------
Customers' acceptances and derivatives                     131,608     157,695     164,355     6,660    4.22%
Net accounts receivable                                    280,794     266,119     306,157    40,038   15.05%
Net premises and equipment                                 334,042     367,036     363,020    -4,016   -1.09%
Foreclosed assets                                           25,719      14,681      14,490      -191   -1.30%
Prepaid expenses and deferred charges                       16,427      32,147      24,830    -7,317  -22.76%
Goodwill                                                    47,184      37,859      35,555    -2,304   -6.09%
Other                                                      251,065     475,378     374,364  -101,014  -21.25%
Reappraisal of assets                                      644,785     780,444     803,505    23,061    2.95%
                                                        ----------  ----------  ----------  --------  ------
TOTAL ASSETS                                            23,777,654  26,302,112  26,613,773   311,661    1.18%
                                                        ==========  ==========  ==========  ========  ======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                     3,119,101   4,137,238   3,970,158  -167,080   -4.04%
Checking accounts                                        2,861,167   3,761,672   3,718,436   -43,236   -1.15%
Other                                                      257,934     375,566     251,722  -123,844  -32.98%
                                                        ----------  ----------  ----------  --------  ------
INTEREST BEARING                                        11,003,899  13,235,170  13,860,273   625,103    4.72%
Checking accounts                                          321,475     307,216     317,032     9,816    3.20%
Time deposits                                            3,187,422   3,428,377   3,337,017   -91,360   -2.66%
Savings deposits                                         7,495,002   9,499,577  10,206,224   706,647    7.44%
                                                        ----------  ----------  ----------  --------  ------
TOTAL DEPOSITS                                          14,123,000  17,372,408  17,830,431   458,023    2.64%
Overnight funds                                            875,605   2,027,843   1,734,703  -293,140  -14.46%
Bank acceptances outstanding                                50,093      57,385      61,255     3,870    6.74%
Interbank borrowings                                     2,124,330     967,049     967,545       496    0.05%
Borrowings from domestic development banks                 959,642     681,491     679,980    -1,511   -0.22%
Accounts payable                                           487,172     488,188     607,421   119,233   24.42%
Accrued interest payable                                   127,642     121,087     107,064   -14,023  -11.58%
Other liabilities                                          338,127     257,492     268,006    10,514    4.08%
Bonds                                                    1,110,473     678,379     567,403  -110,976  -16.36%
Accrued expenses                                           240,161     205,589     243,965    38,376   18.67%
                                                        ----------  ----------  ----------  --------  ------
TOTAL LIABILITIES                                       20,436,245  22,856,911  23,067,773   210,862    0.92%
                                                        ==========  ==========  ==========  ========  ======
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                             363,914     363,914     363,914        --    0.00%
                                                        ----------  ----------  ----------  --------  ------
RETAINED EARNINGS                                        1,722,639   1,842,946   1,922,951    80,005    4.34%
Appropiated                                              1,598,679   1,811,308   1,811,308        --    0.00%
Unappropiated                                              123,960      31,638     111,643    80,005  252.88%
                                                        ----------  ----------  ----------  --------  ------
REAPPRAISAL AND OTHERS                                   1,183,108   1,239,320   1,262,382    23,062    1.86%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES            71,748        (979)     (3,247)   (2,268) 231.66%
                                                        ----------  ----------  ----------  --------  ------
TOTAL SHAREHOLDER'S EQUITY                               3,341,409   3,445,201   3,546,000   100,799    2.93%
                                                        ==========  ==========  ==========  ========  ======
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY              23,777,654  26,302,112  26,613,773   311,661    1.18%
                                                        ==========  ==========  ==========  ========  ======

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

BANCOLOMBIA S.A.                                              ACCUMULATED         GROWTH         MONTH         GROWTH
INCOME STATEMENT                                        ----------------------    ANNUAL   -----------------    MONTH
(Ps Millions)                                             FEB-06      FEB-07         %      JAN-07    FEB-07      %
----------------                                        ----------  ----------  ---------  --------  -------  --------
INTEREST INCOME AND EXPENSES
Interest on loans                                          278,754     354,789      27.28%  175,750  179,039      1.87%
Interest on investment securities                           99,705      30,751     -69.16%   14,612   16,139     10.45%
Overnight funds                                              4,026       6,717      66.84%    3,836    2,881    -24.90%
TOTAL INTEREST INCOME                                      382,485     392,257       2.55%  194,198  198,059      1.99%
                                                        ----------  ----------  ---------  --------  -------  --------
Interest expense
Checking accounts                                            1,273       3,228     153.57%    1,752    1,476    -15.75%
Time deposits                                               34,008      38,001      11.74%   19,201   18,800     -2.09%
Savings deposits                                            37,307      55,884      49.79%   28,708   27,176     -5.34%
TOTAL INTEREST ON DEPOSITS                                  72,588      97,113      33.79%   49,661   47,452     -4.45%
                                                        ----------  ----------  ---------  --------  -------  --------
Interbank borrowings                                        17,628       9,780     -44.52%    5,151    4,629    -10.13%
Borrowings from domestic development banks                  10,232       7,829     -23.49%    3,914    3,915      0.03%
Overnight funds                                              5,454      15,494     184.09%    6,629    8,865     33.73%
Bonds                                                       15,359       8,865     -42.28%    4,776    4,089    -14.38%
TOTAL INTEREST EXPENSE                                     121,261     139,081      14.70%   70,131   68,950     -1.68%
                                                        ----------  ----------  ---------  --------  -------  --------
NET INTEREST INCOME                                        261,224     253,176      -3.08%  124,067  129,109      4.06%
Provision for loan and accrued interest losses, net        (29,673)    (34,017)     14.64%  (13,049) (20,968)    60.69%
Recovery of charged-off loans                                9,915       9,305      -6.15%    4,999    4,306    -13.86%
Provision for foreclosed assets and other assets            (2,698)     (2,655)     -1.59%   (1,225)  (1,430)    16.73%
Recovery of provisions for foreclosed assets and other
   assets                                                    8,041      21,452     166.78%    5,077   16,375    222.53%
                                                        ----------  ----------  ---------  --------  -------  --------
TOTAL NET PROVISIONS                                       (14,415)     (5,915)    -58.97%   (4,198)  (1,717)   -59.10%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
   AND ACCRUED INTEREST LOSSES                             246,809     247,261       0.18%  119,869  127,392      6.28%
                                                        ----------  ----------  ---------  --------  -------  --------
Commissions from banking services and other services         9,496      12,292      29.44%    6,182    6,110     -1.16%
Electronic services and ATM's fees, net                     13,187      11,451     -13.16%    5,894    5,557     -5.72%
Branch network services, net                                 8,181      15,553      90.11%    7,961    7,592     -4.64%
Collections and payments fees, net                          10,184      15,964      56.76%    7,967    7,997      0.38%
Credit card merchant fees, net                               1,508       4,646     208.09%    2,665    1,981    -25.67%
Credit and debit card fees, net                             38,686      40,508       4.71%   20,442   20,066     -1.84%
Checking fees, net                                           9,375      10,290       9.76%    5,352    4,938     -7.74%
Check remittance, net                                        1,821       1,836       0.82%      866      970     12.01%
International operations, net                                3,396       5,538      63.07%    2,788    2,750     -1.36%
TOTAL FEES AND OTHER SERVICE INCOME                         95,834     118,078      23.21%   60,117   57,961     -3.59%
                                                        ----------  ----------  ---------  --------  -------  --------
Other fees and service expenses                            (10,912)    (14,559)     33.42%   (6,845)  (7,714)    12.70%
TOTAL FEES AND INCOME FROM SERVICES, NET                    84,922     103,519      21.90%   53,272   50,247     -5.68%
                                                        ----------  ----------  ---------  --------  -------  --------
OTHER OPERATING INCOME
Net foreign exchange gains                                 (10,538)     (4,599)    -56.36%    5,889  (10,488)  -278.09%
Forward contracts in foreign currency                       21,035       3,258     -84.51%   (5,449)   8,707   -259.79%
Gains(Loss) on sales of investments on equity
   securities                                                   --     (13,319)      0.00%      856  (14,175) -1755.96%
Gains on sale of mortgage loan                                              --       0.00%       --       --      0.00%
Dividend income                                             52,628      55,387       5.24%       29   55,358          *
Communication, rent payments and others                        252         245      -2.78%      132      113    -14.39%
TOTAL OTHER OPERATING INCOME                                63,377      40,972     -35.35%    1,457   39,515   2612.08%
                                                        ----------  ----------  ---------  --------  -------  --------
TOTAL INCOME                                               395,108     391,752      -0.85%  174,598  217,154     24.37%
OPERATING EXPENSES
Salaries and employee benefits                              88,015      98,269      11.65%   47,339   50,930      7.59%
Bonus plan payments                                          6,289       7,356      16.97%    3,079    4,277     38.91%
Compensation                                                   298       4,884    1538.93%    2,917    1,967    -32.57%
Administrative and other expenses                          103,413     126,393      22.22%   61,768   64,625      4.63%
Deposit security, net                                        9,744       7,054     -27.61%    3,527    3,527      0.00%
Donation expenses                                               26          70     169.23%       42       28    -33.33%
Depreciation                                                12,321      12,033      -2.34%    5,958    6,075      1.96%
TOTAL OPERATING EXPENSES                                   220,106     256,059      16.33%  124,630  131,429      5.46%
                                                        ----------  ----------  ---------  --------  -------  --------
NET OPERATING INCOME                                       175,002     135,693     -22.46%   49,968   85,725     71.56%
Merger expenses                                              5,104          --           *       --       --      0.00%
Goodwill amortization                                        3,774       4,610      22.15%    2,305    2,305      0.00%
NON-OPERATING INCOME (EXPENSE)

Other income                                                 9,320      16,228      74.12%    6,976    9,252     32.63%
Other expense                                               (8,696)    (10,168)     16.93%   (6,657)  (3,511)   -47.26%
TOTAL NON-OPERATING INCOME                                     624       6,060     871.15%      319    5,741   1699.69%
INCOME BEFORE INCOME TAXES                                 166,748     137,143     -17.75%   47,982   89,161     85.82%
Income tax expense                                         (42,788)    (25,500)    -40.40%  (16,344)  (9,156)   -43.98%
                                                        ----------  ----------  ---------  --------  -------  --------
NET INCOME                                                 123,960     111,643      -9.94%   31,638   80,005    152.88%
                                                        ==========  ==========  =========  ========  =======  ========